SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                        THE STROBER ORGANIZATION, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)



                                    863318 10 1
                                (CUSIP Number)


                          Stanley U. North, III, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey 07102
                                        TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                           NOVEMBER 8, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement <square>.

                              1 of 6

CUSIP NO. 863318 10 1                                        13D                            PAGE 2  of 6 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Robert J. Gaites
                     ###-##-####
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

                     PF

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  457,136
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    309,956
                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           423,009

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           8.23

           (14)            TYPE OF REPORTING PERSON
                             IN




CUSIP NO. 863318 10 1                                        13D                            PAGE 3  of 6 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     THE ROBERT J. GAITES AND CAROLYN D. GAITES CHARITABLE
		     REMAINDER ANNUITY TRUST (THE "TRUST")
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     00 - ROBERT J. GAITES, AS DONOR OF THE TRUST, TRANSFERRED
		     THE SHARES OF THE ISSUER TO THE REPORTING PERSON.

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    147,180

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           147,180

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           2.93

           (14)            TYPE OF REPORTING PERSON
			   00 - CHARITABLE REMAINDER TRUST



                          SCHEDULE 13D
			 Amendment No. 2

     This Amendment is filed on behalf of Robert J. Gaites and amends and supplements the initial Schedule 13D dated November 8, 1990, as amended by Amendment No.1 dated July 31, 1991.

     Item 2.      Identity and Background

     This item is supplemented to the extent that the ownership of Issuer's securities by the Reporting Person has been extended to include The Robert J. Gaites and Carolyn D. Gaites Charitable Remainder Annuity Trust (the "Trust"). The Trust is governed by the laws of the State of New York. The Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.      Interests in Securities of the Issuer.

      This item is supplemented as follows:

      (a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Gaites and the Trust. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of November 8, 1996, at which time there were 5,027,447 shares of Common Stock issued and outstanding.


Table I

                                        Aggregate Amount of      Percentage
Holder             Title of Class      Beneficial Ownership      of Class

[S]                [C]                 [C]                       [C]
Mr. Gaites         Common Stock              309,956
		   Options                   113,053
				Total:       423,009             8.23%

The Trust          Common Stock              147,180             2.93%



      (b) The number of shares as to which Mr. Gaites and the Trust have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

             (i) Sole Voting Power. Mr. Gaites holds an irrevocable proxy with respect to the shares beneficially owned by the Trust, and as such has sole voting power with respect to 457,136 shares of Common Stock, without giving effect to any of his options.

             (ii) Shared Voting Power. Mr. Gaites does not hold any common stock with shared voting power. The Trust has granted Mr. Gaites an irrevocable proxy to vote the shares beneficially owned by the Trust.

             (iii) Sole Dispositive Power.  Mr. Gaites has sole power to dispose or to direct the disposition with respect to 309,956 shares of Common Stock beneficially owned, without giving effect to any of his options. The Trust has sole power to dispose or to direct the disposition with respect to 147,180 shares of Common Stock beneficially owned.

             (iv) Shared Dispositive Power. Neither Mr. Gaites nor the Trust share power to dispose or to direct the disposition of shares of Common Stock.

      (c) Since March 4, 1993, Mr. Gaites has been granted options for 113,053 shares of Company Common Stock, all of which remain outstanding and unexercised, as follows:

      March 4, 1993:      25,000 shares exercisable at $1.75 per share,
			  expiring on December 31, 1996
      March 9, 1994:      25,000 shares exercisable at $4.75 per share,
			  expiring on December 31, 1997
      March 8, 1995:      37,500 shares exercisable at $3.63 per share,
			  expiring on March 8, 2000
      March 12, 1996:     25,553 shares exercisable at $4.50 per share,
			  expiring on March 12, 2001

      On November 8, 1996, Mr Gaites, as donor, transferred one hundred forty-seven thousand one hundred eighty (147,180) shares of Company Common Stock to the Trust. While Mr. Gaites disclaims beneficial ownership of these shares, Mr. Gaites holds an irrevocable proxy to vote these shares.

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            /s/ Robert J. Gaites
					    ----------------------------------
                                            Robert J. Gaites, individually and
					    on behalf of The Robert J. Gaites
					    and Carolyn D. Gaites Charitable
                                            Remainder Annuity Trust

Dated as of:  November 8, 1996